Exhibit 99.1

AnPac Bio-Medical Science Announces Signing of US$5.2 Million of Definitive Investment Agreements

New York, NY, January 25, 2023 (GLOBE NEWSWIRE) -- AnPac Bio-Medical Science Co., Ltd. (the “Company”) (Nasdaq: ANPC), a biotechnology company with operations in the United States and China focused on early cancer screening and detection and a business-to-business food e-commerce company, announced that in December 2022 and January 2023, the Company signed definitive investment agreements with several third party investors. The investors agreed to purchase 29,714,279 newly issued Class A ordinary shares (1,485,714 American Depositary Shares or “ADSs”) of the Company at a price of US$0.175 per ordinary share or US$3.50 per ADS (1:20 ADS-to-share ratio), for a total purchase price of US$5.2 million. The closing is expected to take place within 30 days after signing. Concurrently, for each Class A ordinary share purchased, the investors will receive two warrants with each warrant to purchase one Class A ordinary share at an exercise price of US$0.21 per ordinary share (2,971,428 ADS an at exercise price of US$4.20 per ADS). The warrants will be exercisable within 2 years from the date of issuance.

The Company expects to use the proceeds for its business-to-business Asian food e-commerce and Asian food supply chain construction.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities of the Company.

About AnPac Bio-Medical Science Co., Ltd.

AnPac Bio-Medical Science Co., Ltd.is a biotechnology company focused on early cancer screening and detection, with 155 issued patents as of June 30, 2022. With two certified clinical laboratories in China and one CLIA and CAP accredited clinical laboratory in the United States, AnPac Bio performs a suite of cancer screening and detection tests, including CDA (Cancer Differentiation Analysis), bio-chemical, immunological, and genomics tests. The Company also has a business-to-business food e-commerce business.

For more information, please visit: https://www.Anpacbio.com.

For investor and media inquiries, please contact:

Ascent Investor Relations LLC

Tina Xiao
Phone: +1-917-609-0333 (U.S.)
Email: tina.xiao@ascent-ir.com

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements are made under the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and are relating to the Company’s future financial and operating performance. The Company has attempted to identify forward-looking statements by terminologies including “believes,” “estimates,” “anticipates,” “expects,” “plans,” “projects,” “intends,” “potential,” “target,” “aim,” “predict,” “outlook,” “seek,” “goal” “objective,” “assume,” “contemplate,” “continue,” “positioned,” “forecast,” “likely,” “may,” “could,” “might,” “will,” “should,” “approximately” or other words that convey uncertainty of future events or outcomes to identify these forward-looking statements. These statements are based on current expectations, assumptions and uncertainties involving judgments about, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the Company’s control. These statements also involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results to be materially different from those expressed or implied by any forward-looking statement. Known and unknown risks, uncertainties and other factors include, but are not limited to, our ability to comply with Nasdaq Listing Rules, the implementation of our business model and growth strategies; trends and competition in the cancer screening and detection market; our expectations regarding demand for and market acceptance of our cancer screening and detection tests and our ability to expand our customer base; our ability to obtain and maintain intellectual property protections for our CDA technology and our continued research and development to keep pace with technology developments; our ability to obtain and maintain regulatory approvals from the NMPA, the FDA and the relevant U.S. states and have our laboratories certified or accredited by authorities including the CLIA; our future business development, financial condition and results of operations and our ability to obtain financing cost-effectively; potential changes of government regulations; general economic and business conditions in China and elsewhere; our ability to hire and maintain key personnel; our relationship with our major business partners and customers; and the duration of the coronavirus outbreaks and their potential adverse impact on the economic conditions and financial markets and our business and financial performance, such as resulting from reduced commercial activities due to quarantines and travel restrictions instituted by China, the U.S. and many other countries around the world to contain the spread of the virus. Additionally, all forward-looking statements are subject to the “Risk Factors” detailed from time to time in the Company’s most recent Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission. Because of these and other risks, uncertainties and assumptions, undue reliance should not be placed on these forward-looking statements. In addition, these statements speak only as of the date of this press release and, except as may be required by law, the Company undertakes no obligation to revise or update publicly any forward-looking statements for any reason.